Exhibit 99.1

BiondVax’s Innovative Inhaled Anti-SARS-CoV-2 NanoAb Virtually Prevented Illness When Administered Prophylactically in Preclinical In Vivo Study

●	COVID-19 illness was virtually prevented in hamsters administered BiondVax’s inhaled NanoAb and infected three hours later with SARS-CoV-2

●	Data further strengthens value proposition of BiondVax’s COVID-19 NanoAb as prophylactic and therapeutic drug; Previously announced data indicated NanoAb treatment one day post infection led to significantly milder illness, faster recovery, and lower viral lung titer in comparison to the placebo group

●	First-in-human Phase 1/2a clinical trial is planned for 2023

●	The COVID-19 NanoAb is BiondVax’s first in a new pipeline of innovative NanoAb drugs addressing diseases with large underserved medical needs and attractive commercial opportunities such as psoriasis, asthma, psoriatic arthritis and wet AMD

Jerusalem, Israel – Jan. 23, 2023 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biotechnology company focused on developing, manufacturing and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases, today announced additional results in a preclinical proof-of-concept study of its innovative inhaled NanoAb COVID-19 drug. Using an industry-standard animal model, the study compared weight loss in two groups of hamsters. Hamsters administered a mid-sized 0.66mg dose of the NanoAb three hours prior to infection experienced no significant weight loss over the six-day trial, whereas the untreated control group’s weight declined 12% on average, a highly statistically significant difference (p<0.0005).

The study’s design is intended to mimic a real-world situation in which at-risk groups, such as the elderly, people with comorbidities, the immunocompromised, travelers, those attending densely packed social situations such as weddings, sporting events and flights, and front-line health care professionals, may proactively protect themselves ahead of potential exposure to SARS-CoV-2 using BiondVax’s self-administered inhaled NanoAb therapy.

These promising prophylactic results follow previously reported data from the same study indicating that compared to the control (placebo) group, hamsters treated with a 2mg dose of BiondVax’s inhaled NanoAb one day after infection had negligible (below detection level) SARS-CoV-2 viral titers in their lungs, and experienced a milder and shorter illness in comparison to the placebo group that had at least 30-times higher viral titers in their lungs at the end of the trial. Furthermore, and being reported here for the first time, lung histopathology revealed that therapeutic inhalation of NanoAbs reduced damage to alveoli, pulmonary vessels, and the conductive system.

“We continue to be thrilled with the results of this ongoing trial,” stated Amir Reichman, BiondVax’s CEO. “There is strong market demand for COVID prophylactics as evidenced by AstraZeneca’s reported Q1 through Q3 2022 EVUSHELD revenues of $1.5 billion1. EVUSHELD is currently the only prophylactic COVID medication with FDA approval, under emergency use authorization. Our inhaled NanoAb is designed to be self-administered at the time of choosing to generate rapid protection from COVID illness. In contrast, EVUSHELD must be administered via two separate consecutive intramuscular (IM) injections in a health care setting, and the FDA has confirmed it does not effectively neutralize recent Omicron variants of concern.2”

1 https://www.astrazeneca.com/media-centre/press-releases/2022/year-to-date-and-q3-2022-results.html

2 https://www.fda.gov/drugs/drug-safety-and-availability/fda-releases-important-information-about-risk-covid-19-due-certain-variants-not-neutralized-evusheld

“Data from our trial indicate that our NanoAb may effectively serve as both a therapeutic and protective prophylactic drug, which further enhances its value proposition. COVID vaccine uptake is declining, effectiveness wanes over a short period of time, and vaccination campaigns demand vast health care system resources. The way forward must include effective prophylactic and therapeutic drugs. We believe the additional ‘biobetter’ value provided by our NanoAb potentially positions it to capture significant market share both for treatment and prevention of COVID illness,” Mr. Reichman concluded.

BiondVax’s Chief Science Officer (CSO) Dr. Tamar Ben-Yedidia explained, “We anticipate that our convenient self-administered inhaled NanoAbs will be highly attractive to at-risk people wishing to proactively, effectively, conveniently, and safely protect themselves. This builds on the trial’s exciting data indicating that our NanoAbs can also treat COVID illness after infection. We look forward to completing this preclinical trial and moving towards a first-in-human Phase 1/2a clinical trial later this year.”

The study is using an industry-standard animal model for COVID-19 prophylactics, therapeutics, and vaccines. Weight loss is the key parameter for assessing disease severity in hamsters used as experimental animals in development of therapeutics and vaccines for COVID-19 disease. As noted in the paper titled Hamsters as a Model of Severe Acute Respiratory Syndrome Coronavirus-2, hamsters are “an ideal animal model of SARS-CoV-2 infections because they recapitulate many aspects of human infections.” The paper noted that weight loss in hamsters was reduced when treated with REGN-COV2, a human mAb combination therapy that ultimately received FDA approval for SARS-CoV-2 treatment. A similar model was also used by Pfizer when developing Paxlovid, as noted in the paper titled The oral protease inhibitor (PF-07321332) protects Syrian hamsters against infection with SARS-CoV-2 variants of concern.

The study is being conducted by two world-renowned institutions: The Fraunhofer Institute for Toxicology and Experimental Medicine (ITEM) and The University of Veterinary Medicine Hannover (TiHo), Germany.

Next steps: This preclinical trial is continuing with additional arms testing lower therapeutic doses (0.66mg and 0.22mg). The study will also evaluate safety parameters. Results of the dosing study will inform the design of future studies of BiondVax’s anti-COVID-19 inhaled NanoAb. Specifically, in 2023, BiondVax is expected to conduct a preclinical toxicity study to assess safety as required by regulatory authorities for approval of human clinical trials. The Company is also expected to scale up its manufacturing processes to produce, at its GMP manufacturing site in Jerusalem, the NanoAbs for the first-in-human Phase 1/2a clinical trial, which is planned for Q4 2023.

NanoAb as mAb biobetter: As part of a strategic research collaboration with the Max Planck Institute for Multidisciplinary Sciences and the University Medical Center Göttingen, BiondVax is developing a pipeline of innovative alpaca-derived nanosized VHH-antibody (NanoAb) therapies addressing diseases with large underserved medical needs and attractive commercial opportunities, such as COVID-19, asthma, psoriasis, psoriatic arthritis, and macular degeneration. While these diseases are currently treated with conventional monoclonal antibodies (mAbs), NanoAbs exhibit the potential to capture significant market share as biobetters. In particular, as reported by Pfizer, Paxlovid has shown the demand for COVID-19 therapeutic treatments with ~$22 billion in sales projected for the year ended Dec. 31, 2022, even with significant limitations of use due to adverse cross-reactions with other drugs and several other comorbidity contraindications that limit its use. In contrast, NanoAbs exhibit strong potential for superior patient convenience, safety, and clinical outcomes, at lower costs. For example, as demonstrated by this preclinical study, BiondVax’s NanoAb is efficacious when administered through inhalation rather than by injection as with currently available COVID-19 mAb therapies. In addition, most of the currently approved mAbs for the treatment of COVID-19 are not sufficiently efficacious against the Omicron variants of concern (VoCs) while BiondVax’s lead drug candidate demonstrated strong neutralization of all SARS-CoV-2 VoCs from Wuhan through Omicron, including the recent BA4/5 and BQ1 sub-variants.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. Since its inception, BiondVax has executed eight clinical trials including a seven-country, 12,400-participant Phase 3 trial of its prior vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Investor Relations | +972 8 930 2529 | ir@biondvax.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financings, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, the therapeutic and commercial potential of nanosized antibodies (NanoAbs); and the timing of NanoAb proof-of-concept studies and clinical trials. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk of a delay in preclinical trials and the commencement of clinical trials for NanoAbs, if any; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk that preclinical or clinical trials relating to NanoAbs will fail in whole or in part; the risk that the Company will not be able to scale up its manufacturing processes; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

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